Exhibit 99.2
Abitibi-Consolidated Inc.
Consolidated Statements of Operations

	Three Months		Six Months
	Ended		Ended
	June 30,	June 30,	June 30,	June 30,
(unaudited)	2008	2007	2008	2007
(in millions of Canadian dollars)	$	$	$	$

Sales	794	1,064	1,730	2,132

Cost of sales, excluding amortization	646	860	1,447	1,703
Amortization of property, plant and equipment	70	101	154	206
Amortization of intangible assets	5	5	9	9
Distribution costs	97	124	214	240
Selling, general and administrative expenses	29	48	79	95
Closure costs and other related charges	18	10	21	19
Impairment of Donohue long-lived assets	421	—	421	—
Net gain on disposition of assets	(1)	(31)	(1)	(31)

Operating loss	(491)	(53)	(614)	(109)
Interest expense	100	87	178	173
(Gain) loss on translation of foreign currencies	(5)	(235)	77	(268)
Other expense (income), net	9	(26)	37	(30)

(Loss) income before the following items	(595)	121	(906)	16
Income tax expense (recovery)	6	(31)	(70)	(80)
Share of earnings from investments subject to significant influence	(1)	—	(1)	(1)
Non-controlling interests	—	4	3	19

Net (loss) income	(600)	148	(838)	78

Consolidated Statements of Comprehensive (Loss) Income

	Three Months		Six Months
	Ended		Ended
	June 30,	June 30,	June 30,	June 30,
(unaudited)	2008	2007	2008	2007
(in millions of Canadian dollars)	$	$	$	$

Net (loss) income	(600)	148	(838)	78
Other comprehensive (loss) income, net of income taxes	—	—	—	—
Foreign currency translation adjustment	415	(99)	431	(111)
Reclassification to earnings of gains on derivatives designated as cash flow hedging instruments (a)	(7)	—	(17)	(1)
Change in unrecognized gains on derivatives designated as cash flow hedging instruments (b)	—	23	—	28

Total other comprehensive income (loss), net of income taxes	408	(76)	414	(84)

Comprehensive (loss) income	(192)	72	(424)	(6)

(a)	Net of $4 million and $8 million of income taxes in the three and six months ended June 30, 2008, respectively, and net of zero and $1 million of income taxes in the three and six months ended June 30, 2007, respectively.

(b)	Net of $10 million and $12 million of income taxes in the three and six months ended June 30, 2007, respectively.
See accompanying notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Statements of Cash Flows

	Three Months		Six Months
	Ended		Ended
	June 30,	June 30,	June 30,	June 30,
(unaudited)	2008	2007	2008	2007
(in millions of Canadian dollars)	$	$	$	$

Operating activities
Net (loss) income	(600)	148	(838)	78
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Amortization	75	106	163	215
Future income taxes	6	(32)	(69)	(84)
(Gain) loss on translation of foreign currency denominated debt	(15)	(285)	74	(325)
Employee future benefits, excess of funding over expense	(24)	(12)	(44)	(37)
Recognition of non-cash hedging gains related to revenue	(9)	—	(21)	—
Net gain on dilution resulting from units issued by a subsidiary	—	(33)	—	(33)
Net gain on disposition of assets	(1)	(31)	(1)	(31)
Non-controlling interests	(1)	4	2	19
Impairment of Donohue long-lived assets	421	—	421	—
Closure costs and other related charges	6	—	6	—
Other non-cash items, net	5	6	16	(8)
Changes in non-cash operating working capital components	—	—	—	—
Accounts receivable	(112)	12	(198)	59
Inventories	102	106	111	5
Prepaid expenses	(4)	(16)	(6)	(18)
Accounts payable and accrued liabilities	(30)	(18)	13	(55)

Cash flows used in operating activities	(181)	(45)	(371)	(215)

Financing activities
Increase in short-term debt	410	157	778	380
Decrease in short-term debt	(685)	(198)	(810)	(268)
Increase in long-term debt	425	250	425	250
Repayments of long-term debt	(283)	(67)	(283)	(67)
Dividends and cash distributions paid to non-controlling interests	—	(6)	(2)	(12)
Net proceeds on issuance of units by a subsidiary	—	37	—	37
Other, net	1	—	—	—

Cash flows (used in) from financing activities	(132)	173	108	320

Investing activities
Additions to property, plant and equipment	(27)	(15)	(47)	(41)
Cash distributions from entities subject to significant influence	—	2	1	2
Net proceeds on disposal of assets	—	42	1	42
Net proceeds on disposal of investment	351	—	351	—
Increase in deposit requirements for letters of credit	(73)	(22)	(72)	(22)
Decrease in note from an affiliate	132	—	132	—
Other	1	(2)	1	(1)

Cash flows from (used in) investing activities	384	5	367	(20)

Increase in cash and cash equivalents	71	133	104	85
Foreign currency translation adjustment on cash and cash equivalents	—	(3)	1	(3)
Cash and cash equivalents, beginning of period	166	168	132	216

Cash and cash equivalents, end of period	237	298	237	298

Cash outflows during the period related to	—	—	—	—
Interest	72	89	148	166
Income taxes	—	4	3	7

	72	93	151	173

See accompanying notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Balance Sheets

	June 30,	December 31,
(unaudited)	2008	2007
(in millions of Canadian dollars)	$	$

ASSETS

Current assets
Cash and cash equivalents	237	132
Accounts receivable, net	279	303
Accounts receivable from an affiliate	99	—
Inventories, net	390	530
Prepaid expenses	50	44

Total current assets	1,055	1,009

Note from an affiliate	181	—
Assets held for sale	41	174
Property, plant and equipment, net	2,484	3,015
Intangible assets, net	432	443
Employee future benefits	518	500
Future income taxes	4	8
Other assets	241	183
Goodwill	1,031	1,240

Total assets	5,987	6,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued liabilities	537	691
Short-term debt	354	383
Long-term debt due within one year	2	342
Liabilities associated with assets held for sale	2	17

Total current liabilities	895	1,433

Liabilities associated with assets held for sale	23	2
Long-term debt	3,558	3,001
Employee future benefits	186	261
Future income taxes	125	205
Other long-term liabilities	40	55
Non-controlling interests	35	69

Shareholders’ equity
Capital stock	3,518	3,518
Contributed surplus	46	43
Deficit	(2,429)	(1,591)
Accumulated other comprehensive loss	(10)	(424)

Total shareholders’ equity	1,125	1,546

Total liabilities and shareholders’ equity	5,987	6,572

See accompanying notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Statements of Changes in Shareholders’ Equity

	Three Months		Six Months
	Ended		Ended
	June 30,	June 30,	June 30,	June 30,
(unaudited)	2008	2007	2008	2007
(in millions of Canadian dollars)	$	$	$	$

Capital stock

Common shares, beginning and end of period	3,518	3,518	3,518	3,518

Contributed surplus
Contributed surplus, beginning of period	45	41	43	40
Stock option compensation expense	1	1	3	2

Contributed surplus, end of period	46	42	46	42

Deficit
Deficit, beginning of period	(1,829)	(947)	(1,591)	(843)
Transition adjustment on adoption of Financial Instruments standards, net of taxes	—	—	—	(34)
Net (loss) income	(600)	148	(838)	78

Deficit, end of period	(2,429)	(799)	(2,429)	(799)

Accumulated other comprehensive loss, net of taxes
Accumulated other comprehensive loss, beginning of period	(418)	(279)	(424)	(264)
Transition adjustment on adoption of Financial Instruments standards, net of taxes	—	—	—	(7)
Other comprehensive (loss) income for the period, net of income taxes	408	(76)	414	(84)

Accumulated other comprehensive loss, end of period	(10)	(355)	(10)	(355)

Total shareholders’ equity, end of period	1,125	2,406	1,125	2,406

Total of deficit and accumulated other comprehensive loss amounts to $2,439 million as of June 30, 2008 ($1,154 million as of June 30, 2007).
See accompanying notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Business Segments
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

			Operating	Additions to	Sales
Three months ended June 30, 2008	Sales	Amortization	(loss) income(1)	capital assets (2)	volume

	$	$	$	$	—
Newsprint	396	35	(22)	7	583	a)
Specialty papers	297	27	(7)	20	364	a)
Wood products (3)	89	9	(13)	—	293	b)
Corporate and other	12	4	(449)	—	—

Total	794	75	(491)	27	—

			Operating	Additions to	Sales
Three months ended June 30, 2007	Sales	Amortization	(loss) income	capital assets (2)	Volume

	$	$	$	$	—
Newsprint	564	55	(81)	13	827	a)
Specialty papers	339	36	(7)	—	413	a)
Wood products (3)	150	11	(16)	1	432	b)
Corporate and other	11	4	51	1	—

Total	1,064	106	(53)	15	—

			Operating	Additions to	Sales
Six months ended June 30, 2008	Sales	Amortization	(loss) income(1)	capital assets (2)	Volume

	$	$	$	$	—
Newsprint	904	84	(73)	18	1,392	a)
Specialty papers	620	56	(27)	28	774	a)
Wood products (3)	175	19	(39)	1	588	b)
Corporate and other	31	4	(475)	—	—

Total	1,730	163	(614)	47	—

			Operating	Additions to	Sales
Six months ended June 30, 2007	Sales	Amortization	(loss) income	capital assets (2)	Volume

	$	$	$	$	—
Newsprint	1,141	112	(60)	31	1,606	a)
Specialty papers	692	74	(6)	9	814	a)
Wood products (3)	290	22	(44)	1	831	b)
Corporate and other	9	7	1	—	—

Total	2,132	215	(109)	41	—

a)	In thousands of tonnes

b)	In millions of board feet

1)	Corporate and other for the three and six months ended June 30, 2008 includes a $421 impairment charge in long lived assets of Donohue (see Note 6, “Sale of Donohue”).

2)	Capital assets include property, plant and equipment and intangible assets.

3)	Wood products sales exclude inter-segment sales of $42 million and $81 million for the three and six months ended June 30, 2008, respectively, and $38 million and $78 million for the three and six months ended June 30, 2007, respectively

	June 30	December 31
Total assets	2008	2007

	$	$
Newsprint	664	885
Specialty papers	467	493
Wood products	52	78
Corporate and other	4,804	5,116

	5,987	6,572

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
1. Liquidity and debt
On October 29, 2007, pursuant to a Combination and Agreement and Plan of Merger, dated as of January 29, 2007, Abitibi-Consolidated Inc. (the “Company” or “Abitibi”) and Bowater Incorporated combined in a merger of equals with each becoming a wholly-owned subsidiary of AbitibiBowater Inc. (“AbitibiBowater”).
As described in Note 1, “Going Concern,” to the Abitibi Consolidated, Inc. audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2007, filed on March 31, 2008, the Company experienced a liquidity shortfall and faced significant near-term liquidity challenges at the end of the first quarter of 2008. These circumstances lent substantial doubt as to the ability of Abitibi to meet its obligations as they became due and, accordingly, substantial doubt as to the appropriateness of Abitibi’s use of accounting principles applicable to a going concern. As of March 31, 2008, the Company had a total of $355 million (US$346 million) of long-term debt maturing in 2008: $201 million (US$196 million) principal amount of its 6.95% Senior Notes due April 1, 2008 and $154 million (US$150 million) principal amount of its 5.25% Senior Notes due June 20, 2008, issued by Abitibi-Consolidated Company of Canada (“ACCC”), a wholly owned subsidiary of Abitibi. Additionally, the Company had revolving bank credit facilities with commitments totalling $710 million maturing in the fourth quarter of 2008. These amounts were successfully refinanced on April 1, 2008 as described below. While the April 1 refinancings alleviated the substantial doubt about Abitibi’s ability to continue as a going concern, significant financial uncertainties and challenges remain for the Company to overcome including, but not limited to, its ability to repay or to refinance the $US347 million 364-day term facility due on March 30, 2009, to service the considerable debt, including the new debt resulting from the April 1 refinancings, and to overcome its expected ongoing net losses and negative cash flows.
The following series of financing transactions, completed on April 1, 2008, addressed the near-term debt maturities and liquidity challenges of Abitibi.
▪	A private placement by ACCC of $422 million (US$413 million) of 13.75% senior secured notes due April 1, 2011 (“2011 Notes”). The 2011 Notes are guaranteed by Abitibi, Donohue Corp. (“Donohue”) and certain of their subsidiaries, and are secured by mortgages on certain pulp and paper mills owned by, and security interests in and pledges of certain other assets of, ACCC and its subsidiaries that are guarantors.

▪	A $409 million (US$400 million) 364-day senior secured term loan (“Term Loan”) to ACCC, with interest at LIBOR plus 800 basis points, with a 3.5% LIBOR floor. On April 15, 2008, ACCC repaid $51 million (US$50 million) of the Term Loan with a portion of the proceeds from the April 10, 2008 sale of Donohue’s Snowflake, Arizona newsprint mill (see note 7 “Assets held for sale and liabilities associated with assets held for sale”) and repaid another $3 million (US$3 million) of the Term Loan with a portion of the proceeds from other debt issuances, which reduced the outstanding balance to $354 million (US$347 million). The Term Loan is secured primarily by the personal property (including accounts receivable and inventory, but excluding equipment, intellectual property and capital stock of subsidiaries) of ACCC, Abitibi and other guarantors, and by a first lien on substantially all of the personal property of Donohue and its subsidiaries (including accounts receivable, inventory and equipment), the pledge of the stock or other equity interest of certain subsidiaries of Donohue and by the real estate relating to our Alabama River newsprint mill. The Term Loan ranks effectively senior to the 2011 Notes and the 2010 Notes (see following paragraph) to the extent of the collateral securing the Term Loan, while the 2011 Notes rank effectively senior to the Term loan and the 2010 Notes to the extent of the collateral securing the 2011 Notes.

▪	A private exchange offer whereby ACCC offered to exchange a combination of new senior unsecured 15.5% notes due July 15, 2010 (“2010 Notes”) and cash for an aggregate of $465 million (US$455 million) of outstanding notes issued by Abitibi, ACCC and Abitibi-Consolidated Finance L.P. (“ACF”), a wholly-owned subsidiary of Abitibi. The completed exchange consisted of a combination of US$218 million in cash (including accrued interest) and US$293 million of 2010 Notes for 89.4%, 92.1% and 94.8%, respectively, of three series of outstanding notes tendered: (i) US$175 million principal amount of 6.95% senior notes due April 1, 2008, issued by Abitibi, (ii) US$138 million principal amount of 5.25% senior notes due June 20, 2008, issued by ACCC, and (iii) US$142 million principal amount of 7.875% senior notes due August 1, 2009, issued by ACF. The exchange resulted in a debt extinguishment gain of approximately $36 million, which is included in “Other (expense) income, net” on the Consolidated Statements of Operations. The 2010 Notes were issued at a discount of US$82 million. The fair value of the 2010 Notes was determined to be 72% of par, based on observed market prices of the 2010 Notes after they began trading on April 7, 2008 extrapolated backwards to April 1, 2008 based on

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
fluctuations in the observed market prices of comparable outstanding Abitibi public debt. This exchange represents a non-cash financing item of US$211 million.
▪	US$350 million cash received from AbitibiBowater, together with notes receivable and assumed, in exchange for the sale of Donohue. AbitibiBowater financed this acquisition from a private sale of US$350 million convertible notes.

▪	Abitibi’s former bank credit facility was repaid and cancelled.
Abitibi received net proceeds of $222 million (US$217 million) from the refinancing transactions excluding cash held as collateral for late tenders. Approximately $76 million of this cash is restricted as collateralization of various letters of credit issued by financial institutions. This cash is classified in “Other assets” in the Consolidated Balance Sheets.
Additionally, during the second quarter of 2008, Abitibi repaid US$21 million of 6.95% Notes due April 1, 2008 and US$12 million of 5.25% Notes due June 30, 2008, that were not tendered for exchange in the private exchange offer discussed above.
As a result of the refinancings and the cancellation of Abitibi’s former bank credit facility, Abitibi is no longer subject to financial maintenance covenants on its recourse debt. However, the Term Loan, the 2010 Notes and the 2011 Notes restrict the ability of Abitibi, Donohue and their respective subsidiaries to incur additional indebtedness, to grant additional liens, to pay dividends or make loans to AbitibiBowater, to make acquisitions or to make other investments.
2. Basis of presentation
Prior to April 1, 2008, Donohue was a wholly-owned subsidiary of ACCC, which was a wholly-owned subsidiary of Abitibi. Donohue indirectly owns the Augusta Newsprint Company and operates the U.S. recycling operations and the Snowflake and Alabama River newsprint mills. On April 1, 2008, ACCC transferred all of the outstanding common and preferred stock of Donohue to AbitibiBowater US Holding LLC (“Holding”) for a combination of cash and notes issued or assumed by Holding. As a result, Donohue is no longer a subsidiary of Abitibi (see Note 6, “Sale of Donohue”). Therefore, the financial position as well as the financial results for the three months ended June 30, 2008 is presented for Abitibi only and therefore excludes Donohue’s financial position and results of operations. Furthermore, the 2008 year-to-date results for the statement of operations as well as the statement of cash flows comprise three months of Abitibi’s and Donohue’s combined results (first quarter) as well as three months of Abitibi’s standalone results (second quarter). See Note 6, “Sale of Donohue.”
3. Summary of significant accounting policies
These interim consolidated financial statements are prepared in accordance with Canadian GAAP, with the exception that these disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest annual financial statements.
These consolidated financial statements are prepared using the same accounting principles and application thereof as Abitibi’s audited consolidated financial statements included in its 2007 Annual Report on Form 20-F, except for the recently adopted accounting pronouncements.
General standards of financial presentation
In June 2007, the Canadian Institute of Chartered Accountants (“CICA”) Accounting Standards Board (“AcSB”) issued amended CICA Handbook (the “Handbook”) Section 1400, General Standards of Financial Statement Presentation. The Section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. The Company adopted this standard when it became effective on January 1, 2008. This standard did not impact the presentation of our financial statements.
Capital disclosures
On January 1, 2008, the Company adopted Section 1535 of the Handbook, Capital Disclosures. The capital disclosures standards establish required disclosure of information about an entity’s capital and how it is managed, including an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
capital and, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.
Inventories
On January 1, 2008, the Company adopted Section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on the determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.
The standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.
Entities can choose to apply the standard either to opening inventory for the period, adjusting opening retained earnings by the difference in the measurement of opening inventory, or retrospectively, by restating prior periods. The adoption of this standard had no significant impact on the Company’s consolidated financial position as the Company was already following most of the newly required practices.
Financial instruments — disclosure and presentation
In December 2006, the AcSB published the following two Sections of the CICA Handbook: Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation. These two Sections came into effect on January 1, 2008 replacing Section 3861, Financial Instruments - Disclosures and Presentation. These changes are disclosed in Note 13, Financial Instruments and Capital Management. The new standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. The existing requirements on presentation of financial instruments have been carried forward unchanged.
In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, currency risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.
Accounting principles issued but not yet implemented
Goodwill and intangible assets
In February 2008, the AcSB issued Section 3064 of the Handbook, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The objectives of the new standard are to reinforce the principles-based approach to the recognition of costs as an asset under the current definition of assets and the recognition principles in the conceptual framework, and to clarify the application of the concept of matching of revenues and expenses.
The changes will be effective for fiscal years beginning on or after October 1, 2008. Earlier adoption is permitted. The Company is currently assessing the impact that this accounting pronouncement will have on its consolidated financial statements.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
4. Short-term debt and long-term debt
Short-term debt

	June 30,	December 31,
	2008	2007
	$	$

Canadian and U.S. revolving facilities bearing interest at floating rates based on bankers’ acceptances, prime, U.S. base rate or LIBOR	—	383
US$ senior secured term loan with interest at LIBOR plus 800 basis points, with a 3.5% LIBOR floor	354	—

As more fully described in Note 1 “Liquidity and debt”, on April 1, 2008, Abitibi’s former bank credit facility was repaid and cancelled and Abitibi entered into a 364-day senior secured term loan.
Long-term debt

	June 30,	December 31,
	2008	2007
	$	$

Recourse debt

US$196 million 6.95% notes due April 1, 2008	—	193
US$150 million 5.25% notes due June 20, 2008	—	148
US$150 million 7.875% notes due August 1, 2009	8	148
US$395 million 8.55% notes due August 1, 2010	404	388
US$413 million, 13.75% Senior note due April 1, 2011	422	—
US$200 million 7.75% notes due June 15, 2011	209	205
US$200 million, three-month LIBOR plus 3.5% floating-rate notes due June 15, 2011	204	200
US$293 million, 15.5% Senior notes due July 15, 2010	221	—
US$350 million 6.00% notes due June 20, 2013	358	350
US$450 million 8.375% notes due April 1, 2015	460	449
US$100 million 7.40% debentures due April 1, 2018	91	87
US$250 million 7.50% debentures due April 1, 2028	216	204
US$250 million 8.50% debentures due August 1, 2029	242	235
US$450 million 8.85% debentures due August 1, 2030	460	449
Other recourse debt	14	14
Non-recourse CAD $250 million 7.132% term loan due March 31, 2017 (1)	250	250
Non-recourse (9.2% amortized loan maturing April 1, 2023)(2)	1	23

	3,560	3,343
Less: Due within one year	2	342

	3,558	3,001

(1)	Term loan, non recourse to the Company, which requires ACH LP to meet a specific financial ratio.

(2)	Amortized loan, non recourse to the Company, secured by the assets of Star Lake Hydro Partnership.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
If Abitibi defaults under the terms of any of its indebtedness, some or all of Abitibi’s other long-term debt instruments could also go into default, possibly leading to the acceleration of the maturity of these obligations and requiring the presentation of these obligations as current liabilities.
5. Closure costs and other related charges
The principal components of closure costs, impairment and other related charges are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

	$	$	$	$
Severance and related costs	6	10	9	19
Impairment of long-lived assets	6	—	6	—
Litigation	6	—	6	—

	18	10	21	19

Severance and related costs
In the three months and six months ended June 30, 2008, the Company recorded $6 million and $9 million, respectively, of severance and related costs associated with employee reduction initiatives throughout the Company as well as the departure of certain corporate executives.
In the three months ended June 30, 2007, the Company recorded $10 million of severance and related costs mainly associated with the indefinite idling of its Fort William, Ontario facility, which was subsequently permanently closed. For the six months ended June 30, 2007, the Company recorded a charge of $19 million, mainly related to the Fort William facility and other labour-related charges.
The following table provides a reconciliation of the mill closure elements provision for the three months and six months ended June 30, 2008 and 2007:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

	$	$	$	$
Mill closure elements provision, beginning of period	50	13	60	7
Mill closure elements incurred during the period	3	12	4	20
Payments	(22)	(13)	(33)	(15)

Mill closure elements provision, end of period	31	12	31	12

The Company expects to pay most of the balance of the provision for mill closure elements by December 31, 2008. This provision is included in “Accounts payable and accrued liabilities” in the Consolidated Balance Sheets.
6. Sale of Donohue
Until April 1, 2008, Donohue, which indirectly owns the investment in Augusta Newsprint Company and operates the Alabama River newsprint mill, the Snowflake mill, as well as the U.S. recycling operations, was a wholly-owned

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
subsidiary of ACCC. On April 1, 2008, ACCC exchanged its interest in Donohue for gross proceeds of approximately $817 million from Holding. The $817 million exchange price of Donohue is preliminary and is subject to certain adjustments that we expect to be finalized in the third quarter of 2008. Since the transfer of Donohue was between subsidiaries of the ultimate parent, AbitibiBowater, the sale was recorded at the carrying value of Donohue as of April 1, 2008 (“the continuity-of-interests” method).
The sale of Donohue is a triggering event requiring review of the asset groups for recoverability. The Company’s testing indicated that there was an impairment of the long-lived assets of these mills of approximately $421 million. The asset impairment was based on a comparison of the book values of Donohue to the fair value of the Donohue assets removed ($817 million). This asset impairment analysis also included an allocation of goodwill as discussed below.
The Company has two reporting units with goodwill allocated to them: the Newsprint reporting unit and the Specialty Papers reporting unit. The Company sold Donohue, which owned its Alabama River paper mill, Augusta paper mill, Snowflake paper mill and Lufkin paper mill. The Alabama River paper mill, Snowflake paper mill and a portion of the Augusta paper mill were components of the Company’s Newsprint reporting unit prior to the disposal of Donohue. The Lufkin paper mill was permanently closed in November 2007 and was not a component of a reporting unit with allocated goodwill.
The sale of Donohue is also a triggering event requiring review of whether such an event would more likely than not reduce the fair value of the Company’s Newsprint reporting unit below its carrying amount. Upon review of the facts, the Company concluded that it was not likely that the fair value of the reporting unit had fallen below its carrying values just prior to the sale of Donohue.
Since the sale of Donohue comprised a portion of a reporting unit that constitutes a business, a portion of the goodwill in the Newsprint reporting unit was allocated to the components that were included in the sale of Donohue based on the relative fair value of the disposed newsprint components to the fair value of the components of the Newsprint reporting unit that will remain with Abitibi. The allocation of goodwill to the components included in the sale of Donohue is as follows:

Allocation of
Goodwill as of
Components of Newsprint Reporting Unit	April 1, 2008
$

Spin-off Components	209
Other Components	592

Total	801

Immediately after the sale of Donohue, the Company evaluated its Newsprint reporting unit for impairment. Reference is made to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, filed March 31, 2008, for details about assumptions used in the testing of the Company’s goodwill for impairment. No significant changes to those assumptions were needed for this interim test. The Company’s testing indicated that there was no impairment of the goodwill included in the Newsprint reporting unit immediately following the sale of Donohue.
The exchange of Donohue took place through a series of intracompany transactions comprised of the sale by ACCC of 200,000 common shares and 151,492 preferred shares of Donohue and the transfer of ACCC’s outstanding loans, plus accrued and unpaid interest to Donohue. The consideration received and carrying value of net assets removed were as follows:

$
Consideration received
Cash	359
Note Payable by ACCC to Donohue assumed by a subsidiary of AbitibiBowater	143
Note Receivable from a subsidiary of AbitibiBowater	315

Total consideration	817

Net assets removed
Current assets	253
Property, plant and equipment, net	129
Other non-current assets	144
Goodwill	209
Current liabilities	(152)
Long term liabilities	(181)
Foreign currency translation adjustment (note 10)	415

Carrying value of net assets removed	817

The $315 million note receivable bears interest at 13.75% and matures on March 31, 2013. In the second quarter of 2008, Donohue repaid approximately $132 million of the note with the proceeds from the sale of its Snowflake mill. The note receivable balance at June 30, 2008, after exchange adjustment of $2 million, was $181 million.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
7. Assets held for sale and liabilities associated with assets held for sale
Assets held for sale are comprised of the following:

	June 30,	December 31,
	2008	2007

	$	$
Accounts receivable	—	2
Inventories	—	15
Other current assets	—	1
Property, plant and equipment	41	156

Total assets held for sale	41	174
Current portion of total assets held for sale	—	—

Non-current portion of total assets held for sale	41	174

Liabilities associated with assets held for sale are comprised of the following:

	June 30,	December 31,
	2008	2007

	$	$
Accounts payable and accrued liabilities	1	17
Long-term debt due within one year	1	—
Long-term debt	22	—
Other long-term liabilities	1	2

Total liabilities associated with assets held for sale	25	19
Current portion of total liabilities associated with assets held for sale	2	17

Non-current portion of total liabilities associated with assets held for sale	23	2

At June 30, 2008, Abitibi held its Fort William, Ontario facility, a hydroelectric facility and some timberlands for sale. The Company plans to complete the sale of these assets within the next twelve months for an amount that exceeds their individual carrying values. The assets and liabilities held for sale are carried on the Consolidated Balance Sheets at the lower of carrying value or fair value less costs to sell.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
8. Other expense (income), net

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

	$	$	$	$
Refinancing transaction costs (1)	57	—	68	—
Gain on extinguishment of debt (1)	(36)	—	(36)	—
Interest income (including interest on note from an affiliate)	(7)	(4)	(8)	(7)
Discount on sale of accounts receivable	(1)	7	4	13
Net gains or losses representing net changes in the fair value of financial assets and financial liabilities held for-trading	(1)	—	2	—
Gain on transfer of timberlands	—	—	—	(9)
Net gain on dilution of interest in subsidiary	—	(33)	—	(33)
Other	(3)	4	7	6

	9	(26)	37	(30)

(1)	These items are related to the refinancing transactions described in Note 1, “Liquidity and debt”.
9. Income tax expense (recovery)
In the second quarter of 2008, income tax benefit of approximately $80 million was entirely offset by a tax charge to increase the Company's valuation allowance related to this tax benefit. Additionally, any income tax benefits recorded on any future operating losses generated by the Company's operations will probably be offset by additional increases to the valuation allowance (tax charge).
In addition, no tax benefit was recorded with regard to the impairment charge of $421 million related to the Donohue long-lived assets, as this loss was non-deductible.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
10. Accumulated other comprehensive loss
The following table provides the components of “Accumulated other comprehensive loss” in the Consolidated Balance Sheets as at:

	June 30,	December 31,
	2008	2007

	$	$
Foreign currency translation adjustment	(13)	(444)
Unrecognized gains on derivative instruments designated as cash flow hedging instruments, net of taxes of $1 million at June 30, 2008 ($9 million at December 31, 2007)	3	20

	(10)	(424)

With respect to the Abitibi’s investments in self-sustaining operations, the foreign currency translation adjustment represents the unrealized gain or loss on the Company’s net investment. These valuation adjustments are recognized in earnings only when there is a reduction in the Company’s investment in the respective foreign operations.

	June 30,	December 31,
	2008	2007

	$	$
Foreign currency translation adjustment, beginning of period	(444)	(263)
Unrealized losses for the year on translation of net assets	16	(181)
Sale of Donohue, see note 6 “Sale of Donohue”	415	—

Foreign currency translation adjustment, end of period	(13)	(444)

11. Inventories, net

	June 30,	December 31,
	2008	2007

	$	$
Newsprint and specialty papers	100	137
Wood products	61	78
Logs, chips and other raw materials	83	146
Production and maintenance supplies	146	169

	390	530

12. Employee future benefits
The following table provides total employee future benefit costs for the periods:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

	$	$	$	$
Defined contribution pension plans	1	3	4	7
Defined benefit pension plans and other benefits	19	40	40	77

	20	43	44	84

13. Financial instruments and capital management
Please refer to the financial statement notes to our Annual Report on Form 20-F for the year ended December 31, 2007, for additional information regarding the description and designation basis of the financial instruments held.
Nature and extent of risks arising from financial instruments
In the normal course of business, the Company is exposed to certain financial risks. Risk management is carried out by a central treasury department under policies approved by the Board of Directors. This department identifies, evaluates

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
and hedges financial risks in close cooperation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as currency risk, interest rate risk, and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.
Derivative financial instruments
The Company utilizes certain derivative instruments to enhance our ability to manage risk relating to cash flow and fair value exposures. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes; however, it does, from time to time enter into interest rate, commodity and currency derivative contracts that are not accounted for as accounting hedges.
Financial derivatives designated as held-for-trading consist of foreign currency contracts of $nil classified as financial assets under accounts receivables and, an additional $2 million of foreign currency contracts of financial liabilities are classified under accounts payables. Interest rate swaps with a fair value of $2 million are used as fair value hedges of long-term debt.
Credit risk
The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. The Company has a large and diversified customer base, and as a result, does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, paper converting, advertising and lumber wholesaling and retailing businesses. Historically, credit losses are low and the Company provides for an allowance for doubtful accounts to absorb credit losses. The allowance for doubtful accounts is $11 million at June 30, 2008 and $6 million at December 31, 2007.
The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate that risk, the Company contracts its derivative financial instruments with institutions that possess investment grade credit ratings and sets a credit limit on a percentage basis that it can contract with any given financial institution. We have entered into master netting agreements with those counterparties, which provides that in the event of default, any amounts due to or from a counterparty will be offset. The risk of counterparty non-performance is considered to be remote.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. In order to manage this risk, the Company forecasts the cash requirements over the near and long term to determine whether sufficient funds will be available. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company aims to maintain flexibility in funding by keeping either committed credit lines or sufficient funds available. Refer to Note 1. “Liquidity and debt” for additional information regarding how the Company manages its liquidity risks. The following table summarizes the aggregate amount of contractual future cash flows for the Company’s financial liabilities as at June 30, 2008.
The carrying value of all financial instruments approximates fair value, except for the following:

		One to	Four to	After five	Fair
	Total	three years	five years	years	Value

Non-derivative financial liabilities	$	$	$	$	$

Long-term debt (excluding amount due within one year)	3,558	718	764	2,076	2,215

Other long-term liabilities	40	33	6	1	40

	3,598	751	770	2,077	2,255

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
Substantially all of the Company’s assets have been pledged against financial liabilities as at June 30, 2008 (December 31, 2007 — $920 million).
Foreign exchange risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency exchange rates, primarily arising from sales, purchases and loans that are denominated in a currency other than the respective functional currencies of the Company’s foreign and domestic operations. To reduce our exposure to U.S. dollar exchange rate fluctuations, we periodically enter into and designate foreign currency derivatives to hedge certain of our forecasted foreign currency cash inflows.
Interest rate risk
Interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk on our fixed-rate and variable-rate long-term debt and our short-term variable-rate bank debt. Our objective is to manage the impact of interest rate changes on earnings and cash flows and on the market value of our borrowings. The Company has US$100 million of notional amount of interest rate swaps that exchange a fixed rate for a variable rate, which were liquidated subsequent to June 30, 2008. At June 30, 2008, 95% (December 31, 2007 — 85%) of the Company’s debt was at fixed rates.

		Interest rate risk		Foreign exchange rate risk
	Carrying	change of 1%		change of 10%
	amount	Income [1]		Income [1]	OCI [1]

	$	$		$	$
Financial assets
Cash and cash equivalents	237	1		21	3
Accounts receivable	279	—		14	9
Derivative instruments	—	—		—	—
Interest rate swaps	2	—		—	—

Financial liabilities
Accounts payable and accrued liabilities	537	—		—	4
Short-term debt	354	1	[2]	9	—
Long-term debt due within one year	2	—		—	—
Long-term debt	3,558	1		86	—

[1]	Represents annualized effect on income or other comprehensive income (“OCI”)

[2]	Represents annualized effect on income of 1% increase in Libor rate above 3.5% on Short-term debt
Capital management
The Company’s objectives when managing capital are:
•	to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders;

•	to make proper capital investments for asset compliance and maintenance purposes to ensure the Company remains competitive and in compliance with regulatory requirements;

•	to make proper capital investments to seek opportunities to reduce costs and to increase sales of higher-margin grades of coated and value added uncoated papers; and

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
•	from a financial perspective, achieving stable liquidity and reducing our debt are the top priorities going forward.
Our primary sources of liquidity and capital resources are cash on hand and cash provided by operations. Our major cash requirements are to fund operating activities, working capital, capital expenditures and debt service obligations. Refer to Note 1. “Liquidity and debt” for additional information regarding how the Company manages its capital.
As a result of the refinancings and the cancellation of Abitibi’s former bank credit facility, Abitibi is no longer subject to financial maintenance covenants on its recourse debt. However, the Term Loan, the 2010 Notes and the 2011 Notes restrict the ability of Abitibi, Donohue and their respective subsidiaries to incur additional indebtedness, to grant additional liens, to pay dividends or make loans to AbitibiBowater, to make acquisitions or to make other investments.
The total capital as at June 30, 2008 and December 31, 2007 is calculated as follows:

	June 30,	December 31,
	2008	2007

	$	$
Short and long-term debt	3,914	3,726
Non-controlling interest	35	69

Total debt and non-controlling interest	3,949	3,795
Shareholders’ equity [1]	1,122	1,526

	5,071	5,321
Less cash and cash equivalents	237	132

Total capital	4,834	5,189

[1]	Shareholders’ equity includes accumulated other comprehensive income, net of unrecognized gains and losses on derivative instruments designated as cash flow hedges
14. Related Party Transactions
On January 1, 2008, the Company began providing certain corporate administrative services on behalf of AbitibiBowater and certain of its subsidiaries (referred to as “Affiliates”) including legal, finance, tax, risk management, IT, executive management, payroll and employee benefits. As such, the Company has charged a portion of its general and administrative expenses to Affiliates and recorded this charge as a reduction of its costs, based on specific identification or on an appropriate allocation key (e.g., sales, purchases, headcount, etc.) determined by the type of expense or department. During the three and six months ended June 30, 2008, the Company charged Affiliates approximately $6 million and $11 million, respectively, for certain corporate administrative expenses that the Company incurred on behalf of those Affiliates.
Affiliates of the Company maintain a centralized domestic sales force. The Company sells products to its Affiliates at the same price the Affiliates sell those products to third party customers. In order to compensate the Affiliates for these services, the Company is charged a service fee equal to 120% of the Affiliate’s selling costs based on the value of the products sold. During the three and six months ended June 30, 2008, the Company was charged $4 million for these services. From April 1, 2008 through June 30, 2008, goods in the amount of $395 million were sold to Donohue, now an Affiliate. Additionally, base stock of $3 million was sold to a Bowater Affiliate during the six months ended June 30, 2008. These transactions were made in the normal course of business and have been recorded at the exchanged amounts.
During the three months ended June 30, 2008, the Company purchased approximately $27 million of inventory from Donohue, which the Company has sold or plans to sell to third party customers.
The amount receivable from Donohue and its Affiliates with respect to all transactions between the parties was $99 million as of June 30, 2008.
Consequent to the sale of Donohue, the Company recorded the initial amount of $315 million as a loan receivable from U.S. Funding Corp, a subsidiary of AbitibiBowater. This balance was further reduced by payments in the order of $132 million made during the quarter, resulting in an outstanding loan balance of $183 million at June 30, 2008 ($181 million on the Consolidated Balance Sheets, net of exchange of $2 million). For the three months ended June 30, 2008, interest income of $5 million was recorded between the parties and is included in Other expense (income), net on the Consolidated Statements of Operations.
During the period ended June 30, 2008, goods in the amount of $4 million were sold to Affiliates and to AbitibiBowater to which the Company is related through management’s involvement. These transactions were made in the normal course of business and have been recorded at the exchange amounts. The amount receivable from Affiliates excluding Donohue with respect to all transactions between the parties during the period was $39 million as of June 30, 2008. During the same period, the Company purchased $11 million of inventory from Affiliates excluding Donohue.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
June 30, 2008
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)
15. Comparative figures
Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.